Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

                                                                                                                               October 15, 2008

Re:                      BigSky Productions, Inc.
Registration Statement Form S-1/A
File Number 333-152955
Filed: September 24, 2008

Attention:                                Mr. Nolan McWilliams
Phone (202) 551-3217
Fax     (202) 772-9202

BigSky Productions, Inc. (the “Company”) has received your comments regarding the Form S-1/A filed on September 24, 2008 dated October 7, 2008. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the SEC. The Company will mail to your attention two (2) hardcopies of the redline document for this amended filing following the submission of the amended S-1 on Edgar.

General

1.           The Company has a specific business plan.  It plans to become a producer of feature length motion pictures. The Company's goal is to produce these feature films with production budgets not to exceed $2-Million.  The specific details to accomplish its business are disclosed in the registration statement under DESCRIPTION OF BUSINESS and MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND FINANCIAL DISCLOSURE OR PLAN OF OPERATION.  Furthermore the Company has disclosed under Description of Business it has no plans, arrangements, commitments, or understandings to engage in a merger or acquisition with another company.

2.           Please see response to comment #1.

Prospectus Cover Page

3.           The account with Delos Stock Transfer has been identified as an escrow account.

Risk Factors

Plan of Distribution; Terms of the Offering, page 16

4.           The language “preclude” has been removed from this sentence in order to disclose that future actions by creditors in the subscription period could delay us in refunding your money if we are unable to raise the $50,000 within the 270-day period.

Plan of Operation, page 28

5.           The Plan of Operation section has been modified to indicate the anticipated tasks that would be funded from proceeds from the Offering and those that would require additional proceeds.

Executive Compensation, page 31

6.           Summary Compensation Table has been modified to reflect the dollar amount of restricted stock awarded to Mr. Martin.

7.           The language has been modified to indicate the expense as pre-paid expense.

Exhibit 5.1

8.            The share issuance was a pre-paid expense.  This becomes an asset to the Company and an obligation on the part of the recipient of the shares. Because the Company acquires an asset, the shares are considered paid. There is no off setting obligation on the part of the Company; therefore, assets were increased by an amount equal to the obligation on the part of Mr. Martin. Mr. Martin’s obligation will likely be fulfilled by December 31, 2008. At that time the Pre-Paid Expense Account will be charged and the amount of Operating Expenses will be increased.

Sincerely,

Ellis Martin
Chief Executive Officer
      BigSky Productions, Inc.